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SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 18, 2003

IAMGOLD Corporation

(Translation of Registrant's Name Into English)

2820 Fourteenth Avenue
Markham, Ontario, Canada L3R 0S9

(Address of Principal Executive Offices)

February 18, 2003: Press Release: IAMGOLD reports 2002 Production and Reserves/Resources

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F    ☐                            Form 40-F    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)                             Yes    ☐                            No    ☒

[This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION SEC No. 001-31528

Date: February 18, 2003	By: /s/ Larry Phillips LARRY E. PHILLIPS VICE-PRESIDENT, GENERAL COUNSEL

2

IAMGOLD Corporation 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9 Ph: 905 477 4220 Fx: 905 477 4426 Toll free: 1 888 IMG 999 E-mail: info@iamgold.com website: www.iamgold.com

TSE Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143.3 million
Fully Diluted:	150.7 million

FOR IMMEDIATE RELEASE: February 18, 2003	No. 03/03

IAMGOLD REPORTS 2002 PRODUCTION AND RESERVES/RESOURCES

Highlights:

  •
  IAMGOLD and its wholly-owned subsidiary, Repadre Capital Corporation, produce 443,000 ounces of gold in 2002.

  •
  The production outlook for 2003 is 421,000 ounces.

  •
  IAMGOLD's attributable reserves from its four mines are 3.6 million ounces. Measured and indicated resources are 5.0 million ounces (including reserves). Inferred resources total 4.7 million ounces.

For further information contact:
Joseph F Conway, President and Chief Executive Officer or Grant A Edey, VP Finance, and Chief Financial Officer
or Joanne Jobin, Director of Investor Relations
Ph: 905 477 4420    Fx: 905 477 4426    Toll Free: 1 888 IMG 9999

Please note:
This entire press release may be requested to be sent via fax or e-mail, or accessed on IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

Markham, Ontario, February 18, 2003 — IAMGOLD Corporation (TSX:IMG, AMEX:IAG) is pleased to announce its operational results for the year ended 2002 and its updated reserve and resource figures. The Company's full financial results will be released in March 2003.

2002 PRODUCTION / 2003 OUTLOOK

        IAMGOLD holds interests in four operating gold mines: Sadiola (38%) and Yatela (40%) in Mali and Tarkwa and Damang (each 18.9%) in Ghana. The 2002 production figures for these mines are summarized in the table below, as well as the outlook for 2003. IAMGOLD's share of total production in 2002 was 443,000 ounces and in 2003 it is forecast to be 421,000 ounces. This year will be a transition year at Sadiola (continued change-over from oxide to sulphide ore) but total production is expected to rise in 2004.

	Gold Produced
Operation (100% Basis)	2002 Actual	2003 Outlook
		(000 ozs)
Sadiola	480	444
Yatela	270	235
Tarkwa	523	548
Damang (1)	285	286

(1)
11 months only.

TOTAL CASH COSTS
(US$/oz)

	2002 Actual			2003 Outlook
Operation (100% Basis)	Direct Cash Cost	Adjustments*	Total Cash Cost	Direct Cash Cost	Adjustments*	Total Cash Cost
Sadiola	172	(8)	164	198	(2)	196
Yatela	187	(10)	177	217	(11)	206
Tarkwa	203	(14)	189	210	17	227
Damang (1)	221	6	227	218	21	239

*
Adjustments to direct cash costs include stockpile, fixed stripping and gold in process.

SADIOLA FINANCIAL INSTRUMENTS

        The Sadiola gold mine hedge book is non-recourse to IAMGOLD. The Company does not undertake any corporate hedging activity. The following provides details of the Sadiola gold mine hedge position at December 31, 2002.

SADIOLA FINANCIAL INSTRUMENTS (100%)
(as at December 31, 2002)

Year	Call Options Sold Forward	Average Price US$
2003	30,000	385
2004	30,000	385

TOTAL	60,000	385

        The Sadiola mine has no forward sales remaining and no intention to enter into such sales at this time. IAMGOLD's share of the book is 38% of the reported numbers. The Yatela mine is unhedged. There is no intention to enter into any financial instruments at Yatela.

RESERVES AND RESOURCES

        The reserves and resources for Sadiola and Yatela as of December 31, 2002 and for Tarkwa and Damang as of June 30, 2002 are shown in the accompanying tables. In the case of Sadiola and Yatela, mine staff calculated the resources and reserves and AngloGold personnel audited the figures. The Competent Persons involved were M.A. Thiel, E.J. Smuts, R. van der Westhuizen, T. Gell, C. Marshall, B. Parsons, V. Chamberlain and D. Worrall. For Tarkwa and Damang, the reserve and resource figures were prepared by Gold Fields Ltd and the Competent Person who supervised the work is G.S.G. Chapman.

        IAMGOLD's share of the total reserves of its four operating mines is 3.6 million ounces (see accompanying table) using a gold price of US$325/oz for Sadiola and Yatela and a sensitivity analysis at US$325/oz gold on a reserve calculation carried out at US$285/oz for Tarkwa and Damang.

SUMMARY TABLE OF RESERVES AND RESOURCES (1)

			Resources (Moz)
	Reserves (Moz)		Measured and Indicated		Inferred
Mine	100%	IMG's Share	100%	IMG's Share	100%	IMG's Share
Sadiola (2)	3.0	1.1	3.8	1.4	9.6	3.6
Yatela (2)	1.3	0.5	1.5	0.6	0.3	0.1
Tarkwa (3)	9.0	1.7	14.2	2.7	4.7	0.9
Damang (3)	1.3	0.3	1.6	0.3	0.2	0.1

Total	14.6	3.6	21.1	5.0	14.8	4.7

(1)
Measured and indicated resources include reserves.

(2)
At US$325 per ounce gold.

(3)
Using a sensitivity analysis at US$325 per ounce gold on a reserve calculation carried out at US$285 per ounce.

SADIOLA RESERVES (1)
(as of December 31, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Proved	6.3	1.8	11.5	0.4
Probable	25.5	3.2	82.5	2.6

Total Reserves	31.8	3.0	94.0	3.0

(1)
Using the J.O.R.C. Code at US$325/oz gold. Cut-off grades calculated for Plant Grade Ore [0.96g/t (oxide), 1.36g/t (sulphide)], Upper Marginal Ore [0.85g/t (oxide), 1.23g/t (sulphide)] and Lower Marginal Ore [0.5g/t (oxide), 0.78g/t (sulphide)].

(2)
No grade control reconciliation factor has been applied to the reserves but a +5% factor was applied to the grade of oxide ore from the Sadiola pit for the purpose of Life-of-Mine planning.

(3)
Plant recovery is assumed to be 95% for oxides and 76% for sulphides.

(4)
All the reserves in the "Proved" category are stockpile material. All the reserves classified as "Probable" are in-pit.

SADIOLA MEASURED AND INDICATED RESOURCES (1)
(as of December 31, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Sadiola Open Pit and Periphery (2)
Measured (3)	16.4	1.8	29.1	0.9
Indicated	31.3	2.6	80.8	2.6

Total "Pit" Resources	47.7	2.3	109.9	3.5

Satellite Oxide Deposits (4)
Measured	0.2	2.5	0.6	0.0
Indicated	3.8	2.7	10.2	0.3

Total "Satellite" Resources	4.0	3.0	10.8	0.3

Total Measured & Indicated Resources (1)	51.7	2.4	120.7	3.8

(1)
Measured and indicated resources include proved and probable reserves.

(2)
A cut-off of 0.7 g/t was used for the Sadiola pit within a US$400/oz pit shell. For hard material below this US$400/oz pit shell, a cut-off of 1.4 g/t was used.

(3)
Measured resources include stockpiles at a cut-off of 0.7 g/t for Sadiola main pit.

(4)
A cut-off of 0.7 g/t within a US$400/oz pit shell was used for FE-3 and FE-4.

SADIOLA INFERRED RESOURCES
(as of December 31, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Sadiola Open Pit and Periphery (1)	125.9	2.3	284.4	9.1
Satellite Oxide Deposits (2)(3)	11.7	1.3	15.6	0.5

Total Inferred Resources	137.6	2.2	300.0	9.6

(1)
A cut-off of 0.7 g/t was used for the Sadiola pit within a US$400/oz pit shell. For hard material below this US$400/oz pit shell, a cut-off of 1.4 g/t was used.

(2)
The inferred resources from satellite oxide deposits are from FE-4, Tambali South, FE-2, FN-3 and Sekokoto.

(3)
A cut-off of 0.7 g/t within a US$400/oz pit shell was used for FE-4. For the other satellite deposits, a cut-off of 0.7 g/t without any pit shell was used.

RECONCILIATION OF SADIOLA RESERVES
(Dec. 31, 2001 vs. Dec. 31, 2002)

	Contained Gold
	Tonnes	Million ozs
Reserves — Dec 31, 2001	117.3	3.8
Depletion in 2002	17.6	0.5
Additions (1)	2.2	0.1
Other (2)	(7.9)	(0.2)

Reserves — Dec 31, 2002	94.0	3.0

(1)
The addition of reserves were added in the main pit due to 2002 drilling.

(2)
The subtraction consists of: 6.0 t of reserves subtracted from reserves in the Sadiola Pit due to removal of the 8% grade control factor. 1.2 t of reserve subtracted as a result of a stockpile adjustment due to change in density of the siliceous oxide and hard sulphide stockpiles. 0.7 t subtracted from reserve due to various unaccounted minor factors.

YATELA RESERVES
(as of December 31, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Proved	1.4	1.5	2.1	0.1
Probable	9.8	3.8	36.8	1.2

Total Reserves	11.2	3.5	39.0	1.3

(1)
Using the J.O.R.C. Code at US$325/oz gold and economic mining cut-off of 1.17 g/t.

(2)
Recovery is assumed to be 85% for oxides and 75% for sulphides.

YATELA MEASURED AND INDICATED RESOURCES (1)
(as of December 31, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Measured (2)(3)	2.2	1.3	2.8	0.1
Indicated (2)	13.9	3.1	43.4	1.4

Total Measured and Indicated Resources (1)	16.1	2.9	46.2	1.5

(1)
Measured and indicated resources include proved and probable reserves.

(2)
For the Yatela pit, cut-offs of 0.6 g/t within a US$350/oz pit and 1.4 g/t for hard material below that pit were used. For Alamoutala, a cut-off of 1.0 g/t was used within a US$350/oz limiting pit shell.

(3)
Measured resources include stockpiles at a cut-off of 0.5 g/t.

YATELA INFERRED RESOURCES
(as of December 31, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Main Pit (1)	2.9	1.3	3.7	0.1
Alamoutala (2)	2.5	2.3	5.7	0.2

Total Inferred Resources	5.4	1.8	9.4	0.3

(1)
For the Yatela pit, cut-offs of 0.6 g/t within a US$350/oz pit shell and 1.4 g/t for hard material below that pit shell were used.

(2)
For Alamoutala, a cut-off of 1.0 g/t was used within US$350/oz limiting pit shell.

RECONCILIATION OF YATELA RESERVES
(Dec. 31, 2001 vs. Dec. 31, 2002)

	Contained Gold
	Tonnes	Million ozs
Reserves — Dec 31, 2001	43.6	1.4
Depletion in 2002	7.2	0.2
Additions (1)	5.9	0.2
Other (2)	(2.5)	(0.1)

Reserves — Dec 31, 2002	39.8	1.3

(1)
Addition of Alamoutala pit.

(2)
Removal of stockpiled material and in-place reserve due to increase in cutoff grade.

TARKWA RESERVES (1)
(as of June 30, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Proved (2)	60.9	1.4	85.3	2.8
Probable	89.6	1.3	116.5	3.8

Total Reserves	150.6	1.4	201.8	6.5

(1)
Using the SAMREC Code at US$285/oz gold, based on heap leach, mill and owner mining cost.

(2)
Low-grade operational stockpiles included in proved reserves.

TARKWA RESERVE SENSITIVITY TO GOLD PRICE

	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
@ US$325/oz	217	1.3	282.1	9.0

TARKWA MEASURED AND INDICATED RESOURCES (1)
(as of June 30, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Measured	171.8	1.5	255.3	8.2
Indicated (2)	105.5	1.8	189.9	6.0

Total Measured and Indicated Resources	277.3	1.6	445.2	14.2

(1)
Measured and indicated resources include reserves.

(2)
Indicated resource includes 26.9M tonnes of shallow underground resource at 2.0 g/t cut-off (2.7 million ounces).

TARKWA INFERRED RESOURCES
(as of June 30, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Inferred(1)	52.6	2.8	147.3	4.7

Total Inferred Resources	52.6	2.8	147.3	4.7

(1)
Includes 43.7 million tonnes of shallow underground resources at 2 g/t cut-off (4.4 million ounces).

DAMANG RESERVES (1)
(as of June 30, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Proved (2)	15.0	1.8	26.5	0.8
Probable	5.8	1.9	11.0	0.4

Total Reserves	20.8	1.8	37.5	1.2

(1)
Using the SAMREC Code at US$285/oz gold.

(2)
Low-grade operational stockpiles included in proved reserves

DAMANG RESERVE SENSITIVITY TO GOLD PRICE

	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
@ US$325/oz	23.6	1.7	40.1	1.3

DAMANG MEASURED AND INDICATED RESOURCES (1)
(as of June 30, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Measured	17.1	1.8	31.0	1.0
Indicated	10.0	2.0	20.0	0.6

Total Measured and Indicated Resources	27.1	1.9	51.0	1.6

(1)
Measured and indicated resources include reserves

DAMANG INFERRED RESOURCES
(as of June 30, 2002)

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Inferred	2.6	1.8	4.7	0.2

Total Inferred Resources	2.6	1.8	4.7	0.2

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SIGNATURES
IAMGOLD CORPORATION SEC No. 001-31528
IAMGOLD REPORTS 2002 PRODUCTION AND RESERVES/RESOURCES